Exhibit (a)(13)

FOR IMMEDIATE RELEASE         INVESTOR:   DANIEL M. HEALY
                                          EXECUTIVE VICE PRESIDENT
                                          CHIEF FINANCIAL OFFICER
                                          516-844-1258

                              PRESS:      KEKST AND COMPANY
                                          VICTORIA WELD
                                          JEREMY FIELDING
                                          212-521-4800

MELVILLE, N.Y. - March 27, 2000 - North Fork Bancorporation, Inc. (NYSE:NFB) announced today that it may be prepared to increase and/or change the mix of stock and cash in its offer for Dime Bancorp, Inc. John Adam Kanas, Chairman, President and Chief Executive Officer of North Fork stated: "We would welcome an opportunity to meet with Dime management and members of its Board of Directors in order to provide them with an opportunity to convince us that Dime's earnings potential is greater than we estimate. This process would serve as a basis for our consideration of both increasing and possibly changing the mix of our stated offer. We extend this offer in good faith and look forward to a favorable response from them."

North Fork added it would enter into discussions with Dime only with the consent of Hudson United Bancorp. As previously reported, Dime's merger agreement with Hudson United currently prohibits Dime from entering into discussions with third parties, including North Fork, concerning acquisition transactions. Mr. Kanas stated: "I intend to contact Ken Neilson, Hudson's Chief Executive, promptly to seek to obtain Hudson United's consent to allow us to enter into discussions with Dime."

Investors and security holders are advised to read North Fork's proxy statement with respect to North Fork's solicitation of proxies against the proposed Dime/Hudson merger and North Fork's registration statement with respect to its exchange offer for Dime common stock, each as filed with the Securities and Exchange Commission, and any amendments or supplements to either of them, because each of these documents contains important information. Investors and security holders may obtain a free copy of the proxy statement, the exchange offer registration statement and other documents filed by North Fork with the SEC at the SEC's Internet web site at www.sec.gov. The proxy statement, the exchange offer registration statement and such other documents may also be obtained free of charge by overnight mail or direct electronic transmission by calling North Fork's proxy solicitor, D.F. King & Co., Inc., toll-free at 1-800-755-7250.

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